Filed pursuant to Rule 433

March 4, 2019

Relating to

Preliminary Prospectus Supplement dated March 4, 2019

to

Prospectus dated January 26, 2017

Registration Statement No. 333-213765-01

Duke Energy Progress, LLC
$600,000,000 First Mortgage Bonds, 3.45% Series due 2029

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC
Trade Date:	March 4, 2019
Settlement Date:	March 7, 2019 (T+3)
Ratings (Moody’s/S&P)*:	Aa3 (stable)/A (stable)
Security Description:	First Mortgage Bonds, 3.45% Series due 2029 (the “Bonds”)
Principal Amount:	$600,000,000
Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2019
Maturity Date:	March 15, 2029
Benchmark Treasury:	2.625% due February 15, 2029
Benchmark Treasury Yield:	2.719%
Spread to Benchmark Treasury:	+ 78 bps
Yield to Maturity:	3.499%
Coupon:	3.45%
Price to Public:	99.588% per Bond, plus accrued interest, if any, from March 7, 2019
Redemption Provisions:

At any time before December 15, 2028 (which is the date that is three months prior to maturity of the Bonds (the “Par Call Date”)), the issuer will have the right to redeem the Bonds, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Bonds being redeemed that would be due if the Bonds matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the Par Call Date, the issuer will have the right to redeem the Bonds, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26442U AH7 / US26442UAH77
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC Santander Investment Securities Inc.

Junior Co-Managers:	Academy Securities, Inc. C.L. King & Associates, Inc.

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, J.P. Morgan Securities LLC at (212) 834-4533 (collect), Mizuho Securities USA LLC toll free at (866) 271-7403 and Wells Fargo Securities, LLC toll free at (800) 645-3751.